UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2011

Commission File Number: 000-29922

TOMBSTONE EXPLORATION CORPORATION

(Translation of registrant's name into English)

6529 E. Friess Dr.

Scottsdale, AZ 85254

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

   X  . Form 20-F          . Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):      .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):      .

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      . No      .

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

_________________________

TOMBSTONE EXPLORATION CORPORATION

Settlement Agreement

On August 16, 2011, Tombstone Exploration Corporation, a Canadian federal corporation (the “Corporation”), entered into a Settlement Agreement and Release (the “Settlement Agreement”) by and among the Corporation, RedStone Communications, LLC, an Indiana limited liability company (“RedStone”), and Marlin Molinaro, an individual (“Molinaro”), to settle a dispute regarding that certain Independent Consulting Agreement entered into by and among the parties dated January 3, 2011 and later amended on March 28, 2011.  Pursuant to the Settlement Agreement, RedStone shall return one million twenty-five thousand (1,025,000) shares to the Corporation and Molinaro shall return one million three hundred fifty thousand (1,350,000) shares to the Corporation.  Upon receipt of the shares, the Corporation shall issue five hundred fifty-two thousand five hundred (552,500) shares of common stock each to RedStone and Molinaro.

The foregoing summary description of the terms of the Settlement Agreement may not contain all information that is of interest to the reader.  For further information regarding the terms and conditions of the Settlement Agreement, reference is made to the Settlement Agreement, a copy of which is filed hereto as Exhibit 10.1 and is incorporated herein by reference.

Unregistered Sales of Equity Securities

The information set forth above in this Current Report on Form 6-K is incorporated herein by this reference.

Exemption From Registration. The shares of Common Stock referenced herein were issued in reliance upon the exemption from securities registration afforded by the provisions of Section 4(2) of the Securities Act of 1933, as amended, ("Securities Act"), and/or Regulation D, as promulgated by the U.S. Securities and Exchange Commission under the Securities Act, based upon the following: (a) each of the persons to whom the shares of Common Stock were issued (each such person, an "Investor") confirmed to the Company that it or he is an "accredited investor," as defined in Rule 501 of Regulation D promulgated under the Securities Act and has such background, education and experience in financial and business matters as to be able to evaluate the merits and risks of an investment in the securities, (b) there was no public offering or general solicitation with respect to the offering of such shares, (c) each Investor was provided with certain disclosure materials and all other information requested with respect to the Company, (d) each Investor acknowledged that all securities being purchased were being purchased for investment intent and were "restricted securities" for purposes of the Securities Act, and agreed to transfer such securities only in a transaction registered under the Securities Act or exempt from registration under the Securities Act and (e) a legend has been, or will be, placed on the certificates representing each such security stating that it was restricted and could only be transferred if subsequently registered under the Securities Act or transferred in a transaction exempt from registration under the Securities Act.

Exhibit Index

Exhibit No.	Description
10.1	Settlement Agreement by and among the Corporation, RedStone Communications, LLC and Marlin Molinaro dated August 16, 2011

[SIGNATURES ON NEXT PAGE]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 26, 2011	TOMBSTONE EXPLORATION CORPORATION

/s/ Alan Brown
By: Alan Brown
Its: President and Chief Executive Officer